United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2002

Alcatel

54, rue La Boétie, 75008, Paris, France

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel

Date: June 28th, 2002	By: /S/ Jean-Pierre Halbron
Jean-Pierre Halbron President

“Alcatel hereby incorporates by reference this Form 6-K into three certain Registration Statements on Form F-3, namely, Registration Nos. 333-11784, 333-13966, and 333-14004 and also Registration Statement on Form F-4 Reg. No. 333-82930”.

Press release

Alcatel Trading Update
Additional restructuring program launched

Paris, June 26, 2002 – Alcatel (Paris: CGEP.PA and NYSE: ALA) today announced that despite further deterioration in market conditions seen in recent weeks, with second quarter sales about flat sequentially, income from operations for the second quarter should as previously forecasted improve by more than 100 million Euro compared to the first quarter. This is largely the result of on-going reduction of the fixed cost base. In the current difficult environment, Alcatel continues to further bolster its balance sheet. Operating working capital should decline by more than 800 million Euro during the second quarter to under 4.5 billion Euro. Operating cash flow for this second quarter should be positive.

For the second half of the year, the increased spending constraints of service providers, as noticed in their last announcements and expected future market softness should lead to lower than previously expected business volume. As a result, second half income from operations should not contribute to reduce first half loss from operations. Operating working capital should be reduced further during the second half. OWC /sales ratio should be in the low twenties at the end of the year. Alcatel is confident to be able to reduce its net debt at year-end compared to December, 31 2001.

Due to the on-going reduction of the fixed cost base of Alcatel, the quarterly break even cost which had been targeted at 4.7 billion Euro for end 2002 is now seen under 4.5 billion Euro. On top of it, given the continued deterioration of the business environment, Alcatel is today launching additional restructuring moves to accelerate the pace of costs reduction. The new restructuring effort will lead to a quarterly break even cost structure below 4 billion Euro on average in 2003. Alcatel intends to book provisions related to the additional restructuring, leading to a total amount of restructuring charges of approximately 1.2 billion Euro recorded in 2002.

More details will be given in Q2 call on July 25th.

NB: those figures exclude so far Shanghai Bell integration.

About Alcatel

Alcatel designs, develops and builds innovative and competitive communications networks, enabling carriers, service providers and enterprises to deliver any type of content, such as voice, data and multimedia, to any type of consumer, anywhere in the world. Relying on its leading and comprehensive products and solutions portfolio, stretching from end-to-end optical infrastructures, fixed and mobile networks to broadband access, Alcatel’s customers can focus on optimizing their service offerings and revenue streams. With sales of Euro 25 billion in 2001 and 99,000 employees, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: www.alcatel.com

“Safe harbor” statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements relating to Alcatel’s performance with respect to sales, income and loss from operations, operating working capital, operating cash flow, net debt and break even cost structure. These forward looking statements are based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially from those projected. These risks and uncertainties include: whether Alcatel can continue to implement its working capital reduction activities and restructuring efforts and whether these efforts will achieve their expected benefits, including the achievement of quarterly breakeven targets, among other benefits; the current economic slowdown, in general, and setbacks in Alcatel’s customers’ businesses in particular; customer demand for Alcatel’s products and services; control of costs and expenses; and the impact of each of these factors on expected sales increases and realization of positive operating income. For a further list and description of such risks and uncertainties, see the reports filed by Alcatel with the Securities and Exchange Commission. Alcatel disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Alcatel Press Contacts

Klaus Wustrack	Tel: +33 (0)1 40 76 11 56	klaus.wustrack@alcatel.com
Régine Coqueran	Tel: +33 (0)1 40 76 49 24	regine.coqueran@alcatel.com

Alcatel Investor Relations Contacts

Claire Pedini	Tel: +33 (0)1 40 76 13 93	claire.pedini@alcatel.com
Laurent Geoffroy	Tel: +33 (0)1 40 76 50 27	laurent.geoffroy@alcatel.com
Pascal Bantegnie	Tel: +33 (0)1 40 76 52 20	pascal.bantegnie@alcatel.com
Peter Campbell	Tel: +1 972 519 4347	peter.campbell@usa.alcatel.com
Chris Welton	Tel: +33 (0)1 40 76 13 30	chris.welton@alcatel.com